UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40605

Soho House & Co Inc.
(Exact name of registrant as specified in its charter)

180 Strand
London, United Kingdom
WC2R 1EA
+44 (0) 20 7851 2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share
(Title of class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Class A common stock, par value $0.01 per share, as of the certification or notice date: Fifty-nine (59).

Pursuant to the requirements of the Securities Exchange Act of 1934, Soho House & Co Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Soho House & Co Inc.

Date: February 9, 2026	By:	/s/ Neil Thomson
	Name:	Neil Thomson
	Title:	Chief Financial Officer